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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission file number 0-17868

                           NOTIFICATION OF LATE FILING

                                  (Check One):
      [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ]Form N-SAR

                       For period ended December 24, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6, 7 and 8 and, as to financial statements, financial statement schedules and financial exhibits, Item 14.

                                     PART I
                             REGISTRANT INFORMATION

                            KRAUSE'S FURNITURE, INC.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                             200 North Berry Street
           (Address of principal executive office (street and number))

                           Brea, California 92821-3903
                           (City, state and zip code)

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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[ ]     (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

               The Registrant requires additional time to gather certain information necessary to complete the financial statements required in the Registrant's Annual Report on Form 10-K (the "Form 10-K"). As a result, the Registrant will not be able to timely file Item 6 (Selected Financial Data), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations), Item 8 (Financial Statements and Supplementary Data) and certain portions of Item 14 (Exhibits, Financial Statement Schedules, and Reports on Form 8-K) relating to financial information without unreasonable effort and expense.

               The Registrant anticipates that additional information will be obtained and its financial statements will be completed so that it will be able to file the Form 10-K within the extension period permitted by this filing.



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                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        Robert A Burton                                   (714) 990-3100
        ----------------------------------------------------------------
        (Name)                            (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               In December 2000, the Company recorded a non-cash charge related to the impairment of certain long-lived assets as required by SFAS No.
        121. In accordance with SFAS No. 121, long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's analysis is based upon estimates of future undiscounted cash flows. The impaired assets consisted primarily of leasehold improvements located at certain of the Company's retail showrooms. The revised carrying values of these assets were generally calculated on the basis of discounted estimated future cash flows and resulted in a non-cash charge of $1,989,000 or $.09 per share. The impairment charge had no impact on the Company's fiscal 2000 cash flows. As a result of this charge, depreciation and amortization expense related to these assets will decrease in future periods.

               During the second quarter of fiscal year 2000, Emerging Issues Task Force (EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs" was issued. EITF No. 00-10 clarifies the accounting treatment and classification of the Company's delivery revenues and expenses and was adopted by the Company in the fourth quarter of the current fiscal year. The adoption of this EITF only affects the classification of certain revenues and costs related to delivery services and does not affect the Company's net income (loss). Delivery costs include direct and incremental costs incurred to warehouse and move product to the Company's customers. All periods presented in this notification have been reclassified to reflect the requirements of EITF 00-10, as will the periods to be presented in the Form 10-K.

               The Company estimates that it will report net revenues of $155,333,000 for fiscal 2000, compared to net revenues of $133,883,000 for the forty-seven week transition period ended December 26, 1999 and $134,607,000 for the fiscal year ended January 31, 1999. Losses from operations, which includes the $1,989,000 asset impairment charge for fiscal 2000, are estimated at $9,850,000 for fiscal 2000, compared to losses from operations of $6,655,000 for the forty-seven week transition period ended December 24, 1999, and $2,534,000 for the fiscal year ended January 31, 1999. Unaudited results for the 52 week period ended December 26, 1999 included net revenues of $148,028,000 and a loss from operations of $6,599,000.

               The Company estimates that it will report a net loss of $12,845,000 for fiscal 2000 compared to a net loss of $9,435,000 for the forty-seven week transition period ended December 26, 1999, and $5,134,000 for the fiscal year ended January 31, 1999. Basic and diluted loss per share is estimated at $0.68 for fiscal 2000 compared with $0.43 for the 47-week transition period ended December 26, 1999, and $0.24 for the fiscal year ended January 31, 1999. The unaudited net loss for the 52 week period ended December 26, 1999 was $9,647,000 or $0.44 basic and diluted loss per share.

        KRAUSE'S FURNITURE, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



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Date:  March 26, 2001                  KRAUSE'S FURNITURE, INC.

                                       By: /s/ ROBERT A. BURTON
                                          --------------------------------------

                                       Name:  Robert A. Burton
                                       Title: Executive Vice President and
                                                 Chief Financial Officer